

Mail Stop 4631   June 8, 2018

Via E-mail
Mr. Frank A. Ruperto
Chief Financial Officer
Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

      Re: **Rayonier Advanced Materials Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Response Letter Dated May 25, 2018
           File No. 1-36285

Dear Mr. Ruperto:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Performance and Liquidity Indicators, page 31

1.   We note your response to comment 1 from our letter dated April 13, 2018. We acknowledge the response to Question 102.07 of the C&DIs related to Non-GAAP Financial Measures states that free cash flow does not have a uniform definition; however, we do not believe the response indicates it is appropriate to define and present a non-GAAP liquidity measure in a filing that would be prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Since the transaction costs you exclude from adjusted free cash flow require cash settlement, we believe they are prohibited from being excluded from a non-GAAP liquidity measure presented in a Form 10-K.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction